UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Kamada Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 1.00 Per Share

(Title of Class of Securities)

M6240T109
(CUSIP Number)

FIMI 6 2016 Ltd. FIMI 7 2020 Ltd. Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M6240T109	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
FIMI Opportunity Fund 6, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
4,421,909

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
4,421,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,421,909

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.69%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*         The calculations are based on a total of 57,473,817 Ordinary Shares outstanding on September 7, 2023 immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 44,842,238 Ordinary Shares outstanding, as of June 30, 2023, as reported by Kamada Ltd. in its Notice of Extraordinary General Meeting of Shareholders, furnished with the Commission on Form 6-K on July 13, 2023, and (ii) 12,631,579 newly issued Ordinary Shares issued to the Reporting Persons on September 7, 2023 pursuant to the Share Purchase Agreement.

CUSIP No. M6240T109	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
FIMI Israel Opportunity Fund 6, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
5,030,799

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
5,030,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,030,799

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.75%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*          The calculations are based on a total of 57,473,817 Ordinary Shares outstanding on September 7, 2023 immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 44,842,238 Ordinary Shares outstanding, as of June 30, 2023, as reported by Kamada Ltd. in its Notice of Extraordinary General Meeting of Shareholders, furnished with the Commission on Form 6-K on July 13, 2023, and (ii) 12,631,579 newly issued Ordinary Shares issued to the Reporting Persons on September 7, 2023 pursuant to the Share Purchase Agreement.

CUSIP No. M6240T109	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
FIMI 6 2016 Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
9,452,708

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
9,452,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,452,708

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.45%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*          The calculations are based on a total of 57,473,817 Ordinary Shares outstanding on September 7, 2023 immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 44,842,238 Ordinary Shares outstanding, as of June 30, 2023, as reported by Kamada Ltd. in its Notice of Extraordinary General Meeting of Shareholders, furnished with the Commission on Form 6-K on July 13, 2023, and (ii) 12,631,579 newly issued Ordinary Shares issued to the Reporting Persons on September 7, 2023 pursuant to the Share Purchase Agreement.

CUSIP No. M6240T109	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
Or Adiv Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
9,452,708

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
9,452,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,452,708

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.45%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*          The calculations are based on a total of 57,473,817 Ordinary Shares outstanding on September 7, 2023 immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 44,842,238 Ordinary Shares outstanding, as of June 30, 2023, as reported by Kamada Ltd. in its Notice of Extraordinary General Meeting of Shareholders, furnished with the Commission on Form 6-K on July 13, 2023, and (ii) 12,631,579 newly issued Ordinary Shares issued to the Reporting Persons on September 7, 2023 pursuant to the Share Purchase Agreement.

CUSIP No. M6240T109	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS
FIMI Opportunity 7, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
4,911,158

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
4,911,158

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,911,158

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.55%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*          The calculations are based on a total of 57,473,817 Ordinary Shares outstanding on September 7, 2023 immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 44,842,238 Ordinary Shares outstanding, as of June 30, 2023, as reported by Kamada Ltd. in its Notice of Extraordinary General Meeting of Shareholders, furnished with the Commission on Form 6-K on July 13, 2023, and (ii) 12,631,579 newly issued Ordinary Shares issued to the Reporting Persons on September 7, 2023 pursuant to the Share Purchase Agreement.

CUSIP No. M6240T109	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS
FIMI Israel Opportunity 7, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
7,720,421

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
7,720,421

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,720,421

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.43%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*          The calculations are based on a total of 57,473,817 Ordinary Shares outstanding on September 7, 2023 immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 44,842,238 Ordinary Shares outstanding, as of June 30, 2023, as reported by Kamada Ltd. in its Notice of Extraordinary General Meeting of Shareholders, furnished with the Commission on Form 6-K on July 13, 2023, and (ii) 12,631,579 newly issued Ordinary Shares issued to the Reporting Persons on September 7, 2023 pursuant to the Share Purchase Agreement.

CUSIP No. M6240T109	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS
FIMI 7 2020 Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
12,631,579

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
12,631,579

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,631,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.98%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*          The calculations are based on a total of 57,473,817 Ordinary Shares outstanding on September 7, 2023 immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 44,842,238 Ordinary Shares outstanding, as of June 30, 2023, as reported by Kamada Ltd. in its Notice of Extraordinary General Meeting of Shareholders, furnished with the Commission on Form 6-K on July 13, 2023, and (ii) 12,631,579 newly issued Ordinary Shares issued to the Reporting Persons on September 7, 2023 pursuant to the Share Purchase Agreement.

CUSIP No. M6240T109	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS
O.D.N Seven Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
12,631,579

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
12,631,579

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,631,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.98%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*          The calculations are based on a total of 57,473,817 Ordinary Shares outstanding on September 7, 2023 immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 44,842,238 Ordinary Shares outstanding, as of June 30, 2023, as reported by Kamada Ltd. in its Notice of Extraordinary General Meeting of Shareholders, furnished with the Commission on Form 6-K on July 13, 2023, and (ii) 12,631,579 newly issued Ordinary Shares issued to the Reporting Persons on September 7, 2023 pursuant to the Share Purchase Agreement.

CUSIP No. M6240T109	Page 10 of 13 Pages

1	NAMES OF REPORTING PERSONS
Ishay Davidi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
22,084,287

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
22,084,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,084,287

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.42%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*          The calculations are based on a total of 57,473,817 Ordinary Shares outstanding on September 7, 2023 immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 44,842,238 Ordinary Shares outstanding, as of June 30, 2023, as reported by Kamada Ltd. in its Notice of Extraordinary General Meeting of Shareholders, furnished with the Commission on Form 6-K on July 13, 2023, and (ii) 12,631,579 newly issued Ordinary Shares issued to the Reporting Persons on September 7, 2023 pursuant to the Share Purchase Agreement.

The undersigned, FIMI Opportunity Fund 6, L.P. (“FIMI Opportunity 6”), FIMI Israel Opportunity Fund 6, Limited Partnership (“FIMI Israel Opportunity 6 ”), FIMI 6 2016 Ltd. (“FIMI 6”), Or Adiv Ltd. (“Or Adiv”), FIMI Opportunity 7, L.P. (“FIMI Opportunity 7”), FIMI Israel Opportunity 7, Limited Partnership (“FIMI Israel Opportunity 7 ”), FIMI 7 2020 Ltd. (“FIMI 7”), O.D.N Seven Investments Ltd. (“O.D.N”), and Ishay Davidi (together, the “Reporting Persons”) hereby file this Amendment No. 3 to Schedule 13D (the “Amendment”), which amends the Schedule 13D filed by the Reporting Persons on November 27, 2019, the Amendment No. 1 to Schedule 13D filed by the Reporting Persons on January 21, 2020, the Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 20, 2020, and the Amendment No. 3 to Schedule 13D filed by the Reporting Persons on May 24, 2023 with respect to the Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Kamada Ltd., an Israeli company (“Kamada”).  The Amendment amends and supplements Items 3 and 5 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On September 7, 2023, FIMI Opportunity 7 and FIMI Israel Opportunity 7 (collectively, the “FIMI 7 Funds”) purchased, and Kamada issued and sold, an aggregate of 12,631,579 newly issued Ordinary Shares for a purchase price of $4.75 per Ordinary Share, or $60,000,000 in the aggregate, of which FIMI Opportunity 7 purchased 4,911,158 Ordinary Shares and FIMI Israel Opportunity 7 purchased 7,720,421 Ordinary Shares, upon consummation of the transactions set forth in the Share Purchase Agreement (the “Share Purchase Agreement”), dated May 23, 2023, by and among Kamada and the FIMI 7 Funds.

Item 5.	Interest in Securities of the Issuer

(a)          The calculations included herein are based on a total of 57,473,817 Ordinary Shares outstanding immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons on September 7, 2023 pursuant to the Share Purchase Agreement, consisting of (i) 44,842,238 Ordinary Shares outstanding, as of June 30, 2023, as reported by Kamada in its Notice of Extraordinary General meeting of Shareholders, furnished with the Commission on Form 6-K on July 13, 2023, and (ii) 12,631,579 newly issued Ordinary Shares issued to the Reporting Persons on September 7, 2023 pursuant to the Share Purchase Agreement.

(b)          As of September 7, 2023, FIMI Opportunity 6 directly beneficially owns 4,421,909 Ordinary Shares, representing approximately 7.69% of the Ordinary Shares.

As of September 7, 2023, FIMI Israel Opportunity 6 directly beneficially owns 5,030,799 Ordinary Shares, representing approximately 8.75% of the Ordinary Shares.

As of September 7, 2023, FIMI Opportunity 7 directly beneficially owns 4,911,158 Ordinary Shares, representing approximately 8.55% of the Ordinary Shares.

As of September 7, 2023, FIMI Israel Opportunity 7 directly beneficially owns 7,720,421 Ordinary Shares, representing approximately 13.43% of the Ordinary Shares.

Page 11 of  13 Pages

(b)          As of September 7, 2023, FIMI Opportunity 6 shares the power to vote and dispose of, the 4,421,909 Ordinary Shares it directly beneficially owned.

As of September 7, 2023, FIMI Israel Opportunity 6 shares the power to vote and dispose of, the 5,030,799 Ordinary Shares it directly beneficially owned.

As of September 7, 2023, FIMI 6 and Or Adiv share the power to vote and dispose of, the 9,452,708 Ordinary Shares directly beneficially owned by FIMI Opportunity 6 and FIMI Israel Opportunity 6.

As of September 7, 2023, FIMI Opportunity 7 shares the power to vote and dispose of, the 4,911,158 Ordinary Shares it directly beneficially owned.

As of September 7, 2023, FIMI Israel Opportunity 7 shares the power to vote and dispose of, the 7,720,421 Ordinary Shares it directly beneficially owned.

As of September 7, 2023, FIMI 7 and O.D.N share the power to vote and dispose of, the 12,631,579 Ordinary Shares directly beneficially owned by FIMI Opportunity 7 and FIMI Israel Opportunity 7.

As of September 7, 2023, Ishay Davidi shares the power to vote and dispose of, the 22,084,287 Ordinary Shares directly beneficially owned by FIMI Opportunity 6, FIMI Israel Opportunity 6, FIMI Opportunity 7 and FIMI Israel Opportunity 7.

(c)          Except as previously described in Item 3 above, no transactions in the Ordinary Shares have been effected by the Reporting Persons during the past 60 days.

(d)          None.

(e)          N/A

Page 12 of  13 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2023

FIMI Opportunity Fund 6, L.P.
By:	FIMI 6 2016 Ltd., Managing Director Partner

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

FIMI Israel Opportunity Fund 6, Limited Partnership
By:	FIMI 6 2016 Ltd., Managing Director Partner

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

FIMI 6 2016 Ltd.

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

Or Adiv Ltd.

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

FIMI Opportunity 7, L.P.
By:	FIMI 7 2020 Ltd., Managing Director Partner

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

FIMI Israel Opportunity 7, Limited Partnership
By:	FIMI 7 2020 Ltd., Managing Director Partner

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

FIMI 7 2020 Ltd.

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

O.D.N Seven Investments Ltd.

By:	/s/ Ishay Davidi
Ishay Davidi
CEO

/s/ Ishay Davidi
Ishay Davidi

Page 13 of  13 Pages